EXHIBIT 99.1

TRX Gold Reports Year-End 2023 Results

A Record Year Marked by Exceptional Growth

TORONTO, Nov. 30, 2023 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX:TNX) (NYSE American:TRX) (the “Company” or “TRX Gold”) today reported its results for the year end August 31, 2023 and fourth quarter (“Q4 2023”). Financial results are available on the Company’s website at www.TRXgold.com.

Highlights include:

  Record annual gold production (20,759 ounces), revenue ($38.3 million), operating cash flow ($17.3 million), adjusted EBITDA1 ($13.7 million), net income ($7.0 million) and gross profit margin (47%).
  Successful and safe completion of 1,000 tonnes per day (“tpd”) mill expansion for $6.4M, on time and on budget.
  Continued growth ahead through procurement of an additional 1,000 tpd mill for 2024 installation and expansion through to 2,000 tpd.
  Exploration success extending known strike length mineralization on the Main Zone by 500 meters and successfully intersecting high-grade gold mineralization on the Anfield Zone.

TRX Gold’s CEO, Stephen Mullowney comments: “2023 was an important year for TRX Gold as it was a year that we transitioned into growth mode. This growth will continue in 2024 with yet another plant expansion, which is expected to come online in the second half of the year. This expansion is expected to provide the financial capital for a robust exploration program aimed at increasing Mineral Resources over time. Importantly, we have been able to enter a growth phase while properly managing capital―and we will continue to do so ― in order to grow the project and its value while minimizing shareholder dilution.”

Shubo Rakhit, Chairman of the Board, continues: “On behalf of the Board of Directors, I would like to congratulate management and the Buckreef Gold team on their dedication and commitment towards achieving all of the Company’s ambitious objectives. This includes a disciplined approach to allocating capital and executing on time and on budget. We look forward to a further expansion of our processing plant, increased gold production and more exploration in 2024. Our objectives for the next twelve months are clear, and we have a dedicated and focused team to get the job done.”

Extended Highlights for Q4 and Year Ended 2023 include:

  A year of continued growth: TRX Gold delivered on all its objectives for fiscal 2023, demonstrating an exceptional ability to manage capital, minimize shareholder dilution and mitigate project risk. The Company reinvested $17.8 million during the year to successfully grow Buckreef Gold by expanding the processing plant from 360 tpd to 1,000+ tonnes per day, procuring an additional 1,000 tpd ball mill to increase future annual throughput, advancing construction of a significantly expanded tailings storage facility to accommodate higher production volumes, and investing in further infrastructure, capital assets and studies to support the long term growth of Buckreef Gold.
  Milestone financial metrics: For the year ended August 31, 2023, the Company reported record annual production and financial metrics. The Company recorded revenues of $38.3 million, cost of sales of $20.1 million, gross profit of $18.2 million, gross profit margin of 47%, net income of $7.0 million, and Adjusted EBITDA2 of $13.7 million. On the production side, Buckreef Gold poured 20,759 ounces of gold, in line with full year production guidance, and sold 20,864 ounces of gold. Both are annual operating records and resulted in positive operating cash flow for the Company of $17.3 million. For the fourth quarter, the Company recognized revenue of $9.2 million, cost of sales of $5.1 million, generating gross profit of $4.1 million, gross profit margin of 44%, quarterly net income of $2.3 million and Adjusted EBITDA2 of $2.8 million. Buckreef Gold poured 4,965 ounces of gold and sold 4,796 ounces of gold, resulting in positive operating cash flow for the Company of $2.7 million.
  Successful advancement of the project’s 3rd mill expansion: During the fiscal year, the Company used cash flow from operations to order an additional 1,000 tpd ball mill to advance the short-term objective of increasing Buckreef Gold’s current average annual throughput by 75-100%. In October 2023, the ball mill arrived on site and earthworks have since commenced. The expanded plant has a targeted completion date in the second half (“H2”) of fiscal 2024 (“F2024”) and is expected to benefit production in Q4 2024.
  A major win for sulphide ore processing: During the year the Company successfully processed a bulk sample of 6,500 tonnes of sulphide ore through the existing milling facility, achieving an indicative gold recovery of 88.7%. This is a significant achievement, (approximately 90% of Buckreef Gold’s gold mineral resource is held in sulphide / 'fresh' material), thus unlocking significant economic potential for the project. This bulk sample test indicates that the Company can likely process sulphide ore through its existing processing plant, thus potentially minimizing capex for future plant expansions.
  Continued success at the drill bit: During the year, the Company drilled 11,171 meters of exploration, infill and sterilization drilling, excluding grade control drilling. Buckreef Gold announced positive near surface drilling results from the Anfield and Eastern Porphyry Zones which are in close proximity to the Buckreef Main Zone and present an opportunity to host future mineral resources outside of the Buckreef Main Zone. Buckreef Gold also announced an extension of the Buckreef Main Zone South by an additional 200 meters, increasing the strike length of the Buckreef Main Zone deposit, or known gold mineralization, to over 2.0 kilometers.

Figure 1: Buckreef Gold Mine Main Pit Q4 2023

Figure 2: Buckreef Gold Mill Processing Facility Q4 2023

Fiscal 2024 Outlook – Planning for More Growth

  The Company continues to advance a third mill expansion aimed at increasing the current average annual throughput by 75-100%, with an addition to the existing carbon-in-leach plant. As demonstrated with the first plant upgrade, construction will seamlessly integrate into the existing operating plant. This includes an expansion of the crushing circuit and installation of a 1,000 tpd ball mill. The new 1,000 tpd ball mill arrived on site in early October 2023 and earthworks have commenced for the ball mill plinth, tank line foundation and bund wall, which will support the additional leach tanks. All other significant long-lead items have been ordered, including crushing equipment, interstage screens and agitators. Buckreef Gold is targeting an expected completion date of the expanded 2,000 tpd plant, in the second half of fiscal 2024.
  Annual gold production at Buckreef Gold is projected to be between 25,000 - 30,000 ounces at total average cash cost3 of $800 - $900 per ounce. Gold production is planned to be lower in the first half of F2024 due to the ramp-up and commissioning of the 2,000 tpd processing plant during Q3/Q4 2024. Higher production and lower cash cost per ounce are expected in H2 F2024 once the ramp-up is complete and the processing plant achieves steady state operation at nameplate capacity of 2,000+ tpd.
  Operating cash flow from the 2,000+ tpd processing plant will be predominantly reinvested in the Company with a focus on value enhancing activities, including: (i) exploration and drilling with a focus on potential mineral resource expansion at Buckreef Main (northeast and south), Buckreef West, Anfield, Eastern Porphyry extension; (ii) re-evaluation of Bingwa and Tembo; (iii) additional capital programs focused on further plant expansions and production growth; and (iv) enhanced CSR/ESG programs.

Qualified Person

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

Q4 2023 and Full Year 2023 Results Conference Call and Webcast Details

When: Monday, December 4, 2023 at 11:00 AM EST
Webcast URL: https://shorturl.at/ijQ24
Conference call numbers:
Canada/USA TF: 1-844-763-8274
International Toll: +1-647-484-8814
A replay will be made available for 30 days following the call on the Company’s website.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 20204, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 ounces of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 ounces of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

Non-IFRS Performance Measures

The company has included certain non-IFRS measures in this news release. The following non-IFRS measures should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and twelve months ended August 31, 2023 filed on SEDAR+ and with the Securities and Exchange Commission (“SEC”), as well as the Company’s audited consolidated financial statements included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2023. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information has been filed electronically on SEDAR+ and with the SEC and is available online under the Company’s profile at www.sedarplus.ca and the Company’s filings with the SEC at www.sec.gov and on our website at www.TRXgold.com.

Cash cost per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. Upon declaration of commercial production of the 1,000+ tpd processing plant in Q1 2023, capitalization of mine development costs ceased, and depreciation of capitalized mine development costs commenced. As the Company uses this measure to monitor the performance of our gold mining operations and its ability to generate positive cash flow, beginning in Q1 2023, total cash cost per ounce of gold sold starts with cost of sales related to gold production and removes depreciation.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income (loss) before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Change in fair value of derivative financial instruments;
  Accretion related to the provision for reclamation; and
  Share-based compensation expense; and
  Tax adjustments related to a prior period tax assessment (2012-2020).

The following table provides a reconciliation of net income (loss) and comprehensive income (loss) to Adjusted EBITDA per the financial statements for the three and twelve months ended August 31, 2023.

	Three Months Ended	Three Months Ended	Twelve Months Ended	Twelve Months Ended
	August 31, 2023	August 31, 2022	August 31, 2023	August 31, 2022
Net (loss) income and comprehensive (loss) income per financial statements	2,309	(2,350)	7,045	(2,322)
Add:
Depreciation	396	(50)	1,259	122
Interest and other non-recurring expenses	240	43	859	477
Income tax expense	948	177	5,331	436
Change in fair value of derivative financial instruments	(1,635)	3,443	(3,305)	2,035
Share-based payment expense	562	988	2,501	3,113
Adjusted EBITDA	2,820	2,251	13,690	3,861

The Company has included “average realized price per ounce of gold sold”, “cash cost per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this MD&A as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled “The National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa For TRX Gold” with an effective date (the “Effective Date”) of May 15, 2020 (the “2020 Technical Report”). The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer, each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca. The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource (“MRE”) and Mineral Reserve statements during the year ended August 31, 2023. The Company has engaged two globally recognized and respected mining consulting groups to undertake a comprehensive review of the MRE, and economic analysis which was previously conducted under the 2003 CIM code. This in turn follows significant infill and exploration drilling, plus other required technical work undertaken over the prior 18 months. This work is currently being undertaken to be compliant with the November 2019 CIM Code for the Valuation of Mineral Properties, which are different with respect to the 2003 guidelines. There can be no assurance that there will not be a change in the MRE and Mineral Reserve as disclosed in the 2020 Technical Report after such work has been updated (in accordance with the 2019 CIM code).

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

For investor or shareholder inquiries, please contact:

Investors
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Photos accompanying this announcement are available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/31677ddc-ecdb-40bb-ac18-446dee28f872

https://www.globenewswire.com/NewsRoom/AttachmentNg/f8f489cd-bf37-4ff5-a086-30a7482ecec0

1 Refer to “Non-IFRS Performance Measures” section.
2 Refer to “Non-IFRS Performance Measures” section.
3 Refer to “Non-IFRS Performance Measures” section.
4 See Forward-Looking and Cautionary Statements